UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Michael Zimmerman	Marc Weingarten
Prentice Capital Management, LP	Schulte Roth & Zabel LLP
623 Fifth Avenue, 32nd Floor	919 Third Avenue
New York, New York 10022	New York, New York 10022
(212) 756-8040	(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246911101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Prentice Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions): WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,864,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,864,345
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 246911101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): PRENDEL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions): WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,864,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,864,345
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 246911101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Michael Zimmerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions): WC, OO (See Item 3 and Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 options to puchase Common Stock
	8	SHARED VOTING POWER 2,864,345
	9	SOLE DISPOSITIVE POWER 5,000 options to puchase Common Stock
	10	SHARED DISPOSITIVE POWER 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,869,345
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 246911101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Mario Ciampi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions): OO (See Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 options to puchase Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 options to puchase Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 options to purchase Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”), Mario Ciampi ("Mr. Ciampi") and PRENDEL, LLC (“PRENDEL”; PRENDEL, Prentice Capital Management, Mr. Zimmerman and Mr. Ciampi are collectively referred to as the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”) and PRENDEL, LLC (“PRENDEL”; PRENDEL, Prentice Capital Management and Mr. Zimmerman are collectively referred to as the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc.  (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

PRENDEL owns 2,864,345 of the shares of Common Stock reported in this Amendment No. 4.  Prentice Capital Management serves as the investment manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein.  As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock owned by PRENDEL reported in this Amendment No. 4. Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management.  As a result, Mr. Zimmerman may be deemed to control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the 2,864,345 shares of Common Stock owned by PRENDEL.  Each of Prentice Capital Management,  Mr. Zimmerman and Mr. Ciampi disclaim beneficial ownership of the 2,864,345 shares of Common Stock reported as owned by PRENDEL in this Amendment No. 4, except to the extent of their pecuniary interest therein.  In addition to the foregoing, each of Mr. Zimmerman and Mr. Ciampi has beneficial ownership of the options to purchase 5,000 shares of Common Stock granted to him as described in Item 4.

Item 2.                        IDENTITY AND BACKGROUND

                                Paragraphs (c) and (f) of Item 2 of the Schedule 13D are hereby amended and supplemented by the addition of the following:

(c)           The principal business of Mr. Ciampi is to act as the Partner of Private Investments of Prentice Capital Management.

(f)            Mr. Ciampi is a United States citizen.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following:

On March 25, 2011, the Issuer entered into an agreement (the "Agreement") with the Reporting Persons.  The following is a brief description of the terms of the Agreement, which description is qualified in its entirety by reference to the full text of the Agreement which is attached as Exhibit 99.8 hereto and incorporated by reference herein.

Pursuant to the Agreement, the Issuer has agreed to increase the size of the Board by two directors to a total of seven directors and appoint Michael Zimmerman and Mario Ciampi (the "Nominees") to fill the new directorships, effective March 25, 2011.  The Issuer will also include the Nominees on the Board's slate of nominees for the 2011 annual meeting for election as directors, for a term ending at the Issuer's 2012 annual meeting.  The Issuer has agreed to support the Nominees for election at the 2011 annual meeting in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees, including recommending that the Issuer's stockholders vote in favor of, and soliciting proxies for, the Nominees.  The Issuer has also agreed to appoint Mr. Zimmerman to the Board's Nominating and Corporate Governance Committee and Mr. Ciampi to the Board's Compensation Committee.

The Issuer has also agreed that it will notify each Nominee, no later than 25 business days prior to the last date upon which a notice to the Secretary of the Company of nominations of directors for election to the Board at the 2012 annual meeting would be considered timely under the certificate of incorporation and bylaws of the Issuer, whether the Nominating and Corporate Governance Committee has resolved to recommend to the Board that the Board nominate each of the Nominees for election to the Board at the 2012 annual meeting of stockholders.

The Reporting Persons have agreed to vote in favor of all incumbent directors on the Board's slate of nominees for the 2011 annual meeting.  In addition, the Reporting Persons have agreed, among other things, that they will not, during the term of the Agreement, (i) and other than the receipt of director options or in an amount that will increase their beneficial ownership to greater than 14%, acquire, offer to acquire or agree to acquire beneficial ownership of any securities of the Issuer, whether alone or in concert with any other individual or group, (ii) submit any shareholder proposal or notice of nomination or other business to be conducted at a stockholder meeting, or oppose the directors nominated by the Board, (iii) form a voting trust or enter into a voting agreement or pooling arrangement with respect to any share of Common Stock of the Issuer, (iv) solicit proxies or written consents of stockholders or otherwise participate in any proxy solicitation with respect to the Issuer, (v) call a special meeting of stockholders or otherwise seek to control or influence the governance or policies of the Issuer, except as members of the Board or (vi) seek, offer or propose to effect any acquisition or sale, business combination or extraordinary transaction involving any material assets or businesses of the Issuer or its subsidiaries.

Pursuant to the Agreement, the Issuer and the Reporting Persons jointly issued a press release on March 25, 2011, announcing the terms of the Agreement.  A copy of the press release is attached as Exhibit 99.9 hereto and incorporated by reference herein.

On March 25, 2011, Mr. Zimmerman and Mr. Ciampi were each granted options, as new directors of the Issuer, to purchase 5,000 shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended and restated as follows:

(a) & (b)   Prentice Capital Management and PRENDEL may be deemed to beneficially own, in the aggregate, 2,864,345 shares of Common Stock, representing approximately 9.1% of the Issuer's outstanding Common Stock (based on the 31,325,091 shares outstanding as provided by the Issuer).  Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 2,869,345 shares of Common Stock (including options to purchase 5,000 shares of Common Stock granted to Mr. Zimmerman), representing approximately 9.2% of the Issuer's outstanding Common Stock (based on 31,325,091 shares outstanding).  Mr. Ciampi may be deemed to beneficially own, in the aggregate, options to purchase 5,000 shares of Common Stock, representing less than 0.1% of the Issuer's outstanding Common Stock (based on 31,325,091 shares outstanding).

(c)            Other than the receipt of the options by Mr.  Zimmerman and Mr. Ciampi described herein, there have been no transactions in the Common Stock effected by the Reporting Persons during the pasty sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended and supplemented by the addition of the following:

 The Reporting Persons entered into the Agreement with the Issuer dated as of March 25, 2011, as further described in Item 4, a copy of which is attached as Exhibit 99.8 hereto and incorporated herein by reference.  Mr. Zimmerman and Mr. Ciampi were each granted options, as new directors of the Issuer, to purchase 5,000 shares of Common Stock.  The options have an exercise price of $1.72 per share and vest in four equal installments commencing on March 25, 2012 and continuing on March 25, 2013, March 25, 2014 and March 25, 2015.  The options expire on March 25, 2021.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7of the Schedule 13D is amended and supplemented by the addition of the following:

The following exhibits are incorporated into this Schedule 13D:

Exhibit 3	Agreement among dELiA*s, Inc., Michael Zimmerman, Mario Ciampi, Prentice Capital Management, LP and PRENDEL, LLC dated March 25, 2011.

Exhibit 4	Joint press release, dated March 25, 2011.

Exhibit 5	Joint Filing Agreement, dated March 28, 2001, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  Dated: March 28, 2011

PRENDEL, LLC

By: Prentice Capital Management,
LP, its Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

/s/ Mario Ciampi
Mario Ciampi